Exscientia Business Update for Second Quarter and First Half 2022

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)
Recent developments in the Company’s pipeline, collaborations, and operations, as well as financial results for the second quarter and first half 2022, are summarised below. In addition, Exscientia will host a conference call Thursday, August 18 at 1:30 p.m. BST / 8:30 a.m. ET to provide an overview of the company’s pipeline and corporate strategy.
“In the first half of 2022, we delivered on major new and existing collaborations, advanced our pipeline programmes, and marked the 10-year anniversary of Exscientia’s founding. Over the past decade, we’ve pioneered an AI-driven approach to modernising drug discovery and development, and it was fitting that this quarter we also announced topline data from our EXS-21546 programme, one of the first AI-designed molecules to enter clinical trials,” said Andrew Hopkins, D.Phil., Exscientia's founder and Chief Executive Officer. “With over $730 million in cash, we believe we are in a strong position to deliver across our portfolio of drug projects for the long-term. Our strategy creates an agile interplay between our internal pipeline and partnered programmes, enabling us to move candidates between the two depending on the best fit for Exscientia and our partners, as well as how we can best impact the probability of success for patients.”

Recent Highlights

Progress across internal and partnered pipeline, leveraging the Company's precision medicine platform, as well as key components of Exscientia's technology and operations.

Internal pipeline
Wholly, majority and co-owned programmes focused on areas in which Exscientia believes it can improve the probability of success, including precision oncology
●Following topline data in June, the Company remains on track to initiate a Phase 1b/2 study of EXS-21546 (majority owned with Evotec) in the second half of 2022
○Phase 1b/2 study will be optimised with simulation-guided clinical trial design principles as well as leverage Exscientia's precision medicine platform to maximise potential impact to the most relevant patients
●GTAEXS-617 (co-owned with GT Apeiron) CTA submission expected by year-end 2022
○CTA and IND-enabling studies are ongoing, including translational work to support planned clinical trials expected to start in the first half of 2023

Partnered programmes
Utilising a scalable end-to-end platform to advance a broad pipeline, while also generating significant cash inflows to support advancements
●First two targets identified in new Sanofi collaboration for oncology and inflammation & immunity, respectively
●First precision medicine project initiated; focused on patient enrichment for a Sanofi biologic in oncology
●Advancing Bristol Myers Squibb (BMS) collaboration with continued progress across both BMS1 and BMS2 collaborations
●Following the achievement of recent successful drug discovery milestone, Exscientia and Bayer have mutually agreed to end collaboration; Exscientia will retain optionality to develop one of the two targets pursued under the collaboration
○The Bayer agreement was the last Exscientia partnership based on AI-only design services, which included lower economics and reduced operational involvement in comparison with more recent partnerships
○This update aligns with Company strategy to increasingly focus on programmes where Exscientia’s AI design, experimental biology and precision medicine platforms can be integrated

Recent clinical progress highlights ability of the Company’s advanced, AI-based platform to create novel molecules with high level of translatability to human biology
●Announced topline data from EXS-21546 Phase 1a healthy volunteer study in June 2022
○The study demonstrated that observed human pharmacokinetics for EXS-21546 were in line with what had been designed for and predicted in preclinical modelling, supporting a twice-daily (BID) dose for continuous A2A receptor inhibition over a dosing interval
○EXS-21546 signalled inhibition of A2A receptor was sustained over the BID dosing period, demonstrating a level of lasting target engagement
○EXS-21546 was well-tolerated with no CNS adverse events reported in the SAD portion at all doses (30mg, 90mg, 250mg, 400mg) and in the MAD portion at 150mg BID

Exscientia's approach allows for significant cash inflows to drive the business
●$111.0 million cash flow from collaborations in second quarter 2022, including $100.0 million from Sanofi, ending the first half 2022 with $732.0 million in cash, cash equivalents and short-term bank deposits
○Includes constant currency mark-to-market foreign exchange impact of negative 8%
○During the quarter, Exscientia recognised realised foreign exchange gains net of forward contract settlements of $14.0 million. The Company holds its deposits in both GBP and USD intended to match expected cash needs while limiting the impact of exchange rate fluctuations
●Second quarter 2022 net positive cash inflows from operations of $72.9 million

Expanded leadership team in critical growth areas
●Eileen Jennings-Brown joined as Exscientia's Chief Information Officer, reporting to Garry Pairaudeau, Chief Technology Officer, and responsible for overseeing IT and DevOps. Ms. Jennings-Brown brings more than 25 years of experience across IT roles, including most recently heading technology for the Wellcome Trust.
●Charlotte Deane, Ph.D., Chief Scientist of Biologics AI, who joined Exscientia in January 2022, was awarded an appointment to the Most Excellent Order of the British Empire (MBE) for leading the UK Research and Innovation's rapid response call for projects addressing issues arising from the pandemic.

Select peer-reviewed publications and scientific meeting presentations during the quarter
●“Coverage Score: A Model Agnostic Method to Efficiently Explore Chemical Space,” was published in the Journal of Chemical Information and Modeling in July 2022. This advancement in active learning allows more efficient exploration of chemical space, potentially leading to increased diversity of candidates, faster model improvement and shorter time to candidate identification
●“Surface Plasmon Resonance Screening to Identify Active and Selective Adenosine Receptor Binding Fragments,” a study which further validates Exscientia's innovative biosensor approach to screening wildtype GPCR targets to advance drug discovery, was published in the ACS Medicinal Chemistry Letters in June 2022
●Three posters presented at the AACR Annual Meeting in April, highlighting Exscientia’s human tissue precision medicine platform, including potential benefits of Exscientia’s AI-driven design to overcome known issues such as potency, toxicity and selectivity and improve patient outcomes

Investor call and webcast information
Exscientia will host a conference call on Thursday, August 18 at 1:30 p.m. BST / 8:30 a.m. ET. A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Second quarter and first half 2022 financial results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2162, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2022.

Revenue: Recognised revenue for the three and six months ended June 30, 2022, was $8.7 million and $17.2 million respectively, representing an increase of $8.3 million and $10.4 million compared to the three and six months ended June 30, 2021, primarily due to delivery on an increased number of projects across our second collaboration with BMS, revenues generated from the extension of the BMS agreement to leverage Exscientia's precision medicine platform, and recognition of remaining revenues following the termination of the Bayer agreement.

R&D and cost of drug discovery: Due to various collaboration structures, expenditure incurred in relation to research and development activities may be recognised within one of several financial statement captions. The tables below show how these expenses are separated across the accounting categories.

Three months ended June 30, 2022 ($ millions):

	COGS	R&D	Share of JV loss	Total
Partnered Programmes	10.9	–	–	10.9
Internal Pipeline and Technology Development	–	40.2	0.3	40.5
Total	10.9	40.2	0.3	51.4

Six months ended June 30, 2022 ($ millions):

	COGS	R&D	Share of JV loss	Total
Partnered Programmes	17.7	–	–	17.7
Internal Pipeline and Technology Development	–	68.8	0.7	69.5
Total	17.7	68.8	0.7	87.2

Research and development expenses: R&D expenses for the three and six months ended June 30, 2022, were $40.2 million and $68.8 million respectively, as compared to $9.9 million and $15.1 million for the same period ended June 30, 2021. The increase in research and development expenses was in part due to the growth of Exscientia's internal and co-owned portfolio, in addition to increased headcount and other costs associated with the Company's continued technology investments. Share-based compensation accounted for $9.1 million and $12.1 million for the quarter and half year ended June 30, 2022, as compared to $1.6 million and $1.9 million for the same period ended June 30, 2021.

General and administrative expenses: G&A expenses for the three and six months ended June 30, 2022, were $14.7 million and $24.2 million respectively, or 22.3% and 21.9% respectively of total operating expenses. For the three and six months ended June 30, 2022, G&A expenses increased by $5.6 million and $11.1 million compared to the three and six months ended June 30, 2021, primarily associated with an increase in personnel costs and additional costs incurred in relation to the operation of a listed company. Share-based compensation accounted for $3.3 million and $4.6 million for the quarter and half year ended June 30, 2022, as compared to $1.7 million and $2.0 million for the same periods ended June 30, 2021.

Cash inflows: For the second quarter 2022, Exscientia received $111.0 million in cash inflows from its collaborations as compared to $39.5 million during the second quarter 2021.

Cash, cash equivalents and bank deposits: Cash, cash equivalents and bank deposits as of June 30, 2022, were $732.0 million as compared to $683.7 million as of December 31, 2022. This includes a 12-month fixed term deposit of $121.7 million.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2162)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	8.7	0.4	17.2	6.8
Cost of sales	(10.9)	(4.4)	(17.7)	(9.1)
Research and development expenses	(40.2)	(10.0)	(68.8)	(15.1)
General and administrative expenses	(14.7)	(9.1)	(24.2)	(13.1)
Operating expenses	(65.8)	(23.5)	(110.7)	(37.3)
Foreign exchange gains/(losses)	27.7	(3.4)	39.5	(3.5)
Loss on forward contracts	(13.7)	-	(13.7)	-
Other income	1.9	1.0	3.6	1.5
Operating loss	(41.2)	(25.5)	(64.1)	(32.5)
Finance income/(expense)	0.4	-	0.5	(0.1)
Share of loss on joint ventures	(0.3)	(0.5)	(0.7)	(0.9)
Gain on derivative financial instrument	0.0	1.7	-	1.7
Loss before taxation	(41.1)	(24.3)	(64.3)	(31.8)
Income tax benefit	6.3	1.7	10.6	2.6
Loss for the period	(34.8)	(22.6)	(53.7)	(29.2)
Net loss per share	(0.29)	(0.86)	(0.44)	(1.02)

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2162)

	June 30, 2022	December 31, 2021
Cash, cash equivalents & short-term bank deposits	732.0	683.7
Total assets	849.0	779.2
Total equity	650.8	689.4
Total liabilities	198.2	89.8
Total equity and liabilities	849.0	779.2

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2162)

	June 30, 2022	June 30, 2021
Net cash flows from operating activities	63.3	4.5
Net cash flows used in investing activities	(133.1)	(4.2)
Net cash flows from financing activities	(3.7)	222.3
Net (decrease)/increase in cash and cash equivalents	(73.5)	222.6
Net increase in cash, cash equivalents and short-term bank deposits	48.2	222.6

About Exscientia
Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.
Exscientia is headquartered in Oxford (England, U.K.), with offices in Vienna (Austria), Dundee (Scotland, U.K.), Boston (Mass., U.S.), Miami (Fla., U.S.), Cambridge (England, U.K.), and Osaka (Japan).
For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-looking statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates, and Exscientia’s expectations regarding its projected revenue and cash runway. Any statement describing Exscientia’s goals, plans, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the impact that the COVID-19 pandemic could have on the Company’s business, including the scope, progress and expansion of Exscientia’s product development efforts; the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investors:
Sara Sherman
investors@exscientia.ai

Media:
Amanda Galgay
media@exscientia.ai

Exscientia 1H 2022 Business Update

CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of June 30, 2022:
$732.0 million*

Cash inflows from collaborations in 1H 2022:
$117.3 million

OPERATING CASH FLOW

1H 22 net cash inflows from operations:
$63.3 million

USD values based on constant currency, *includes fixed term bank deposits

Our pipeline today

EARLY DISCOVERY
LATE DISCOVERY
IND-ENABLING
PHASE 1
PHASE 2, PHASE 3
High Adenosine Signature Cancers A2a (EXS-21546) PILOT
Transcriptionally Addicted Cancers CDK7 (GTAEXS-617) (CO)
Inflammatory Diseases Kinase
Oncology
Covid-19 Mpro (WO)
Inflammation & Immunity NLRP3 (WO)
Oncology ENPP1 (CO)
HPP ENPP1 (CO)
Psychiatry (CO)
Oncology
Oncology (WO)
Oncology (WO)
Oncology (CO)
Oncology (CO)
Oncology (CO)
Inflammation & Immunity (CO)
Inflammation & Immunity (CO)
Oncology
Inflammation & Immunity Bispecific small molecule
Inflammation & Immunity
Inflammation & Immunity
Oncology
Oncology
Oncology *
Oncology *
Oncology (WO)
Oncology (WO)
Anti-infective (WO)
* New programme
Internal pipeline
(WO) = Wholly owned
(CO) = Co-owned
Partnered programme

Creating a consistent flow of high-quality targets

Integrated capabilities drive new discoveries

>35%
of pipeline generated using Exscientia target ID platforms

Experimental
XCELLOMICS™
Launched 2022, open-source programme in collaboration with the University of Oxford
Focus on phenotypic assays

AI
CENTAUR BIOLOGIST®
Applies deep learning to genome-scale datasets to identify connections and predict target-disease associations
Global knowledge graphs

Experimental + AI
PRECISION MEDICINE

Proprietary human tissue platform
Single cell phenotypic screening to ID novel targets

70%
of oncology targets tested on platform

Exscientia

Percentages as of June 2022